Exhibit 17

Alan Rosenberg 11
Burlington Rd
Tenafly NJ 07670.

Effective June 24, 2015 I am resigning from the board of 4net Software Inc. I am truly thankful for the opportunity to serve 4net Software Inc. for the past 15 years.

Sincerely,

Alan Rosenberg